U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2002.
Total number of pages: 30.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number		Page Number

1.	[Financial Highlights—Three months ended June 2002 (07/26/02)]	4

2.	[Replacement of Independent Auditor with respect to US. GAAP Financial Statements (07/26/02)]	24

3.	[Nomura Holdings, Inc. Announces Issuance of Stock Options via Stock Acquisition Rights (Shinkabu-Yoyaku-Ken) (07/26/02)]	26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date: July 26, 2002

.

July 26, 2002

Financial Highlights—Three months ended June 2002

We are pleased to report the following consolidated financial highlights based on consolidated financial information under US GAAP for the three months ended June 2002.

For further information, please contact:

  Koichi Ikegami

  General Manager

  Investor Relations Department

  Nomura Group Headquarters

  Nomura Securities Co., Ltd.

  9-1 Nihonbashi 1-chome, Chuo-ku

  Tokyo 103-8011, Japan

  TEL: +813-3211-1811

The following unaudited financial highlights are not intended to comply with Regulation S-X and therefore should not be construed to include all information required for interim financial information under Regulation S-X.

NOMURA HOLDINGS, INC.

FINANCIAL HIGHLIGHTS
(UNAUDITED)
					Change (%)	Translation into U.S. dollars
	For the three months ended/ as of						for the year ended / as of
	June 30, 2001		June 30, 2002		1Q01 vs. 1Q02	June 30, 2002	March 31, 2002
	(yen amounts in millions and dollar amounts in thousands, except per share data)
FOR THE PERIOD
Total revenue	¥470,366		¥216,971		(53.9)	$1,810,354	¥1,825,399
Net revenue	290,163		142,666		(50.8)	1,190,371	1,321,351
Non-interest expenses	237,292		124,295		(47.6)	1,037,088	1,148,379
Income before income taxes	52,871		18,371		(65.3)	153,283	172,972
Income before cumulative effect of accounting change	26,142		8,046		(69.2)	67,134	168,046
Cumulative effect of accounting change	—		109,799		—	916,137	—
Net income	26,142		117,845		350.8	983,271	168,046
Per share data:
Basic—
Income before cumulative effect of accounting change	13.32		4.09		(69.3)	0.03	85.57
Cumulative effect of accounting change	—		55.86		—	0.47	—
Net income	13.32		59.95		350.1	0.50	85.57
Diluted—
Income before cumulative effect of accounting change	13.30		4.09		(69.2)	0.03	85.32
Cumulative effect of accounting change	—		55.69		—	0.47	—
Net income	13.30		59.78		349.5	0.50	85.32
Cash dividends	—		—			—	15.00
Return on equity (ROE):	7.2	%*	8.6	%*			11.1%

AT PERIOD-END
Total Assets	¥16,742,716		¥18,138,542			$151,343,696	¥17,758,273
Shareholders’ equity	1,467,761		1,706,559			14,239,124	1,604,929
Per share data:
Shareholders’ equity	747.72		868.23			7.24	816.48

*	ROE for the interim period is calculated as below;
(Income before cumulative effect of accounting change x 4 + Cumulative effect of accounting change)

(Shareholders’ equity at the beginning of period + Shareholders’ equity at the end of period) / 2

Results of Operations

Financial Overview

The following table provides selected consolidated income statement information for the three months ended June 2001 and 2002 and for the year ended March 31, 2002.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended,			For the year ended,
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Non-interest revenue	¥287,876	¥125,906	$1,050,530	¥1,324,858
Net interest revenue	2,287	16,760	139,841	(3,507)

Net revenue	290,163	142,666	1,190,371	1,321,351
Non-interest expenses	237,292	124,295	1,037,088	1,148,379

Income before income taxes	52,871	18,371	153,283	172,972
Income tax expense	26,729	10,325	86,149	4,926
Cumulative effect of accounting change[1]	—	109,799	916,137	—

Net income	¥26,142	¥117,845	$983,271	¥168,046

Annualized return on equity (ROE)	7.2%	8.6%		11.1%

Nomura Holdings, Inc. and its consolidated subsidiaries(“Nomura”) reported a net revenue of ¥ 142.7 billion for the three months ended June 30, 2002, a decrease of 50.8% from ¥ 290.2 billion for the three months ended June 30, 2001. Non-interest expenses were ¥ 124.3 billion for the three months ended June 30, 2002, a decrease of 47.6%.

Income before income taxes decreased by 65.3% to ¥ 18.4 billion for the three months ended June 30, 2002 and net income increased by 350.8% to ¥ 117.8 billion for the three months ended June 30, 2002.

Total assets were ¥ 18.1 trillion, up ¥ 1.4 trillion and total shareholders’ equity increased by ¥ 238.8 billion to ¥ 1.7 trillion for the three months ended June 30, 2002. Nomura’s return on equity increased from 7.20% for the three months ended June 2001 to 8.58% for the three months ended June 30, 2002 on an annualized basis.

Business Segments

Operating Results of Domestic Retail

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended,			For the year ended,
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Non-interest revenue	¥60,953	¥66,436	$554,326	¥226,156
Net interest revenue	1,076	599	4,998	2,949

Net revenue	62,029	67,035	559,324	229,105
Non-interest expenses	51,678	53,136	443,354	208,621

Income before income taxes	¥10,351	¥13,899	$115,970	¥20,484

Income before income taxes increased by 34.3 % from ¥ 10,351 million for the three months ended June 2001 to ¥ 13,899 million for the three months ended June 2002, mainly due to an increase in selling commissions from medium term notes and foreign currency bonds reflecting high quality of investment consultation services we provide.

Operating Results of Global Wholesale

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended,			For the year ended,
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Non-interest revenue	¥62,483	¥73,321	$611,773	¥385,430
Net interest revenue	7,816	16,540	138,006	54,505

Net revenue	70,299	89,861	749,779	439,935
Non-interest expenses	48,046	53,387	445,449	248,657

Income before income taxes	¥22,253	¥36,474	$304,330	¥191,278

Income before income taxes increased by 63.9 % from ¥22,253 million for the three months ended June 2001 to ¥36,474 million for the three months ended June 2002, mainly due to an increase in net gain on trading in Fixed Income.

Fixed Income

Income before income taxes increased by 372.7 % from ¥5,277 million for the three months ended June 2001 to ¥24,943 million for the three months ended June 2002, mainly due to an increase in net gain on bond trading relating to medium term notes and foreign currency bonds.

Equity

Income before income taxes increased by 1.3 % from ¥11,922 million for the three months ended June 2001 to ¥12,076 million for the three months ended June 2002, mainly due to an increase in net gain on equity trading partly resulting from our enhanced capabilities to match customers’ order flow.

Investment banking and Merchant banking

Income before income taxes was ¥5,055 million for the three months ended June 2001 and loss before income taxes was ¥545 million for the three months ended June 2002. The main reason for the decrease was a decrease in net gain on equity investments reflecting the stagnant NASDAQ markets for the three months ended June 2002.

Operating Results of Asset Management

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended,			For the year ended,
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Non-interest revenue	¥12,779	¥9,850	$82,186	¥46,840
Net interest revenue	516	(55)	(459)	367

Net revenue	13,295	9,795	81,727	47,207
Non-interest expenses	8,383	8,682	72,440	37,031

Income before income taxes	¥4,912	¥1,113	$9,287	¥10,176

Income before income taxes decreased by 77.3 % from ¥4,912 million for the three months ended June 2001 to ¥1,113 million for the three months ended June 2002, due to a decrease in asset management fees associated with a decrease in outstanding balance of bond investment trusts caused mainly by the redemption of Medium-term Japanese Government Bond Fund.

Other Operating Results

Other operating results include gain (loss) on investment securities, equity in earnings (losses) of affiliates and other financial adjustments. Please refer to Note 4 to the consolidated financial information for reconciliation of segment results to income statement information. Loss before income taxes in other was ¥29,701 million for the three months ended June 2002 and income before income taxes in other was ¥15,615 million for the three months ended June 2001. The main reason for the decrease was a decrease by ¥36.5 billion in Loss/gain on not designated hedging instruments through which we manage our interest rate and currency exposures associated with debt instruments issued, but do not meet the criteria for hedge accounting under U.S. GAAP.

There was a decrease in corporate expense items. We introduced certain methodologies to allocate Headquarter’s expenses to three business segments on April 1, 2002. We create global Headquarters accounts and allocate its expenses to business segments according to benefits received by each business segment. The improvement was made to better allocate the expenses based on benefits received by each segment, and it also included allocation of headquarter’s expenses which previously were not allocated out to segments. Had we not applied current allocation methodologies for the three month ended June 30, 2002, income before income taxes for Domestic Retail, Global Wholesale and Asset Management were ¥15,927 million, ¥39,216 million and ¥1,122 million, respectively.

(Note 1)	Cummulative effect of accounting change represents unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd of ¥109,799 million on April 1, 2002

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen		change (%)	Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2001	June 30, 2002	1Q01 vs. 1Q02	June 30, 2002	March 31, 2002
Revenue:
Commissions	¥39,597	¥46,091	16.4	$384,572	¥140,001
Fees from investment banking	14,122	15,632	10.7	130,430	75,255
Asset management and portfolio service fees	29,639	24,190	(18.4)	201,835	109,985
Net gain on trading	72,780	36,964	(49.2)	308,419	162,228
Interest and dividends	182,491	91,065	(50.1)	759,825	500,541
Loss on investments in equity securities	(1,423)	(3,325)	—	(27,743)	(55,860)
Gain from changes in equity of an affiliated company	—	—	—	—	3,504
PFG entities product sales	86,528	—	—	—	294,931
PFG entities rental income	28,210	—	—	—	177,053
Gain on sales of PFG entities	—	—	—	—	116,324
Gain on private equity investments	—	3,037	—	25,340	232,472
Other	18,422	3,317	(82.0)	27,676	68,965

Total revenue	470,366	216,971	(53.9)	1,810,354	1,825,399
Interest expense	180,203	74,305	(58.8)	619,983	504,048

Net revenue	290,163	142,666	(50.8)	1,190,371	1,321,351

Non-interest expenses:
Compensation and benefits	80,091	63,595	(20.6)	530,622	379,540
Commissions and floor brokerage	4,891	4,477	(8.5)	37,355	20,962
Information processing and communications	19,825	18,176	(8.3)	151,656	87,252
Occupancy and related depreciation	20,671	14,563	(29.5)	121,510	73,787
Business development expenses	6,029	5,895	(2.2)	49,186	26,652
PFG entities cost of goods sold	61,387	—	—	—	200,871
PFG entities expenses associated with rental income	15,040	—	—	—	111,529
Other	29,358	17,589	(40.1)	146,759	247,786

	237,292	124,295	(47.6)	1,037,088	1,148,379

Income before income taxes	52,871	18,371	(65.3)	153,283	172,972

Income tax expense(benefit):
Current	15,224	15,100	(0.8)	125,991	61,898
Deferred	11,505	(4,775)	—	(39,842)	(56,972)

	26,729	10,325	(61.4)	86,149	4,926

Income before cumulative effect of accounting change	26,142	8,046	(69.2)	67,134	168,046
Cumulative effect of accounting change	—	109,799	—	916,137	—

Net income	¥26,142	¥117,845	350.8	$983,271	¥168,046

Per share of common stock:
	Yen		change (%)	Translation into U.S. dollars	Yen
Basic—
Income before cumulative effect of accouting change	¥13.32	¥ 4.09	(69.3)	$0.03	¥85.57
Cumulative effect of accounting change	—	55.86	—	0.47	—
Net income	¥13.32	¥59.95	350.1	$0.50	¥85.57

Diluted—
Income before cumulative effect of accouting change	¥13.30	¥ 4.09	(69.2)	$0.03	¥85.32
Cumulative effect of accounting change	—	55.69	—	0.47	—
Net income	¥13.30	¥59.78	349.5	$0.50	¥85.32

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥305,750	¥358,509	$2,991,314	¥356,635
Time deposits	217,932	398,373	3,323,930	381,038
Deposits with stock exchanges and other segregated cash	47,637	33,508	279,583	38,061

	571,319	790,390	6,594,827	775,734

Loans and receivables:
Loans receivable from customers	334,786	255,444	2,131,364	221,455
Loans receivable from other than customers	509,515	539,047	4,497,681	451,662
Receivables from customers	71,081	196,120	1,636,379	21,191
Receivables from other than customers	318,205	268,001	2,236,137	370,116
Receivables under resale agreements and securities borrowed transactions	4,958,807	6,810,596	56,825,999	6,680,001
Securities pledged as collateral	3,532,149	2,646,734	22,083,721	2,964,276
Allowance for doubtful accounts	(19,546)	(18,163)	(151,548)	(18,410)

	9,704,997	10,697,779	89,259,733	10,690,291

Trading assets and private equity investments:
Securities inventory	3,624,256	4,712,795	39,322,445	4,302,217
Derivative contracts	319,159	286,165	2,387,693	293,266
Private equity investments	—	272,037	2,269,812	281,774

	3,943,415	5,270,997	43,979,950	4,877,257

Other:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥209,519 million at June 30, 2001, ¥162,406 million ($1,355,077 thousand) at June 30, 2002, and ¥221,113 million at March 31, 2002 respectively)	155,725	168,512	1,406,024	170,762
PFG entities land, buildings, equipment and furniture and fixtures (net of accumulated depreciation and amortization of ¥80,687 million at June 30, 2001.)	808,462	—	—	—
Lease deposits	83,403	73,896	616,571	74,591
Non-trading debt securities	328,941	417,253	3,481,460	426,400
Investments in equity securities	263,052	192,024	1,602,203	192,377
Investments in and advances to affiliated companies	380,490	260,044	2,169,745	257,089
Deferred tax assets	75,565	127,975	1,067,793	132,808
Other assets	427,347	139,672	1,165,390	160,964

	2,522,985	1,379,376	11,509,186	1,414,991

Total Assets	¥16,742,716	¥18,138,542	$151,343,696	¥17,758,273

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Payables, borrowings and deposits:
Payables to customers	¥296,645	¥199,416	$1,663,880	¥729,907
Payables to other than customers	241,945	243,239	2,029,529	182,760
Payables under repurchase agreements and securities loaned transactions	8,249,564	8,433,607	70,368,018	8,245,492
Short-term borrowings	887,077	1,596,326	13,319,366	1,689,504
Time and other deposits received	417,249	310,273	2,588,844	338,925

	10,092,480	10,782,861	89,969,637	11,186,588

Trading liabilities:
Securities sold but not yet purchased	1,937,610	3,238,810	27,023,863	2,387,847
Derivative contracts	354,570	247,212	2,062,678	305,899

	2,292,180	3,486,022	29,086,541	2,693,746

Other liabilities:
Accrued income taxes	15,414	26,791	223,538	50,920
Accrued pension and severance costs	42,744	56,446	470,972	56,109
Other	471,042	225,275	1,879,641	411,127

	529,200	308,512	2,574,151	518,156

Long-term borrowings	1,414,186	1,854,588	15,474,243	1,754,854
Non-recourse PFG entities loans and bonds	946,909	—	—	—

Total liabilities	15,274,955	16,431,983	137,104,572	16,153,344

Commitments and contingencies (See note 3)

Shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares Issued—1,962,980,444 shares, 1,965,919,860 shares, and 1,965,919,860 shares at June 30, 2001, 2002, and March 31, 2002, respectively	182,800	182,800	1,525,240	182,800
Additional paid-in capital	146,136	150,979	1,259,733	150,979
Retained earnings	1,203,802	1,434,065	11,965,498	1,316,221

Accumulated other comprehensive income
Minimum pension liability adjustment	(18,778)	(24,370)	(203,337)	(24,972)
Cumulative translation adjustments	(46,128)	(36,298)	(302,862)	(19,685)

	(64,906)	(60,668)	(506,199)	(44,657)

	1,467,832	1,707,176	14,244,272	1,605,343
Less—Common stock held in treasury, at cost—28,711 shares, 351,529 shares, 246,075 shares at June 30, 2001, 2002, and March 31, 2002, respectively	(71)	(617)	(5,148)	(414)

Total shareholders’ equity	1,467,761	1,706,559	14,239,124	1,604,929

Total liabilities and shareholders’ equity	¥16,742,716	¥18,138,542	$151,343,696	¥17,758,273

NOMURA HOLDINGS, INC.

CONSOLIDATED CASH FLOWS INFORMATION
(UNAUDITED)

	Millions of yen	Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended June 30, 2002	For the three months ended June 30, 2002	For the Year ended March 31, 2002
Cash flows from operating activities:
Net income	¥117,845	$983,271	¥168,046
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7,383	61,602	70,042
Loss on investments in equity securities	3,325	27,743	55,860
Gain from changes in equity of an affiliated company	—	—	(3,504)
Gain on sales of office buildings, land, equipment and facilities	—	—	(17,087)
Loss on devaluation of office buildings, land, equipment and facilities	1,186	9,896	20,180
Amortization of goodwill (negative goodwill)	—	—	(3,889)
Provision for allowance for doubtful accounts	45	375	5,002
Gain on sales of PFG entities	—	—	(116,324)
Gain on private equity investments	(3,037)	(25,340)	(232,472)
Deferred income tax benefit	(4,775)	(39,842)	(56,972)
Cumulative effect of accounting change	(109,799)	(916,137)	—
Net change in:
Time deposits	(26,734)	(223,062)	(97,592)
Deposits with stock exchanges and other segregated cash	1,496	12,482	10,695
Loans and receivables, net of allowance	(33,017)	(275,486)	(107,129)
Time and other deposits received and other payables	(427,251)	(3,564,880)	3,326
Receivables under resale agreements and securities borrowed transactions	(623,625)	(5,203,379)	(379,434)
Payables under repurchase agreements and securities loaned transactions	813,454	6,787,267	363,754
Trading assets and private equity investments	(561,737)	(4,687,001)	(854,907)
Trading liabilities	896,764	7,482,386	(264,355)
Accrued income taxes	(20,221)	(168,719)	6,058
Other operating assets and liabilities, net	(27,322)	(227,968)	127,318

Net cash provided by (used in) operating activities	3,980	33,208	(1,303,384)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(8,779)	(73,250)	(92,168)
Proceeds from sales of office buildings, land, equipment and facilities	7	58	25,762
Payments for purchases of investments in equity securities	(564)	(4,706)	(3,017)
Proceeds from sales of investments in equity securities	4,279	35,703	36,621
Business combinations, net of cash acquired	—	—	(258,987)
Cash contributed to private equity investments	—	—	(95,720)
Proceeds from sales of PFG entities	—	—	129,469
Decrease in non-trading debt securities	6,717	56,045	178,869
(Increase) decrease in other investments and other assets	(1,985)	(16,562)	26,989

Net cash used in investing activities	(325)	(2,712)	(52,182)

Cash flows from financing activities:
Increase in long-term borrowings	257,699	2,150,179	1,499,309
Decrease in long-term borrowings	(60,103)	(501,485)	(966,131)
(Decrease) increase in short-term borrowings	(153,996)	(1,284,906)	696,681
Payments of cash dividends	(29,485)	(246,016)	(34,352)

Net cash provided by financing activities	14,115	117,772	1,195,507

Effect of exchange rate changes on cash and cash equivalents	(15,896)	(132,632)	13,018

Net increase (decrease) in cash and cash equivalents	1,874	15,636	(147,041)
Cash and cash equivalents at beginning of the period	356,635	2,975,678	503,676

Cash and cash equivalents at end of the period	¥358,509	$2,991,314	¥356,635

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION
(UNAUDITED)

1.    Accounting policies:

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc’s Form 20-F (the Annual Report filed with the U.S. Securities and Exchange Commission) for the year ended March 31, 2002. In accordance with the provisions of Statements of Financial Accounting Standards No. 141, “Business Combinations”, Nomura recognized a cumulative effect of accounting change for unamortized negative goodwill associated with the acquisition of Nomura Asset Management Co., Ltd. of ¥109,799 million ($916,137 thousand) on April 1, 2002.

2.    U.S. dollar amounts:

The U.S. dollar amounts are included solely for convenience and have been translated at the rate of ¥119.85 = US$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2002. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3.    Credit commitments and contingencies:

In the normal course of Nomura Holding, Inc’s subsidiaries’ banking and financing activities, the subsidiaries enter into contractual commitments to extend credit, standby letters of credit, underwriting commitments and issuance of financial guarantees, which generally have a fixed expiration date.
Contractual amounts of these commitments at June 30, 2001, 2002 and March 31, 2002 were as follows:

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Commitments to extend credit and note issuance facility	¥176,708	¥129,426	$1,079,900	¥138,599
Standby letters of credit and financial guarantees	38,873	25,613	213,709	25,721

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION —(Continued)
(UNAUDITED)

4.    Segment Information-Operating segment:

Business segments’ results for the three months ended June 30, 2001, 2002, and for the year ended March 31, 2002, are shown in the following table.

	Millions of yen
	Domestic Retail	Global Wholesale	Asset Management	Other (Inc. elimination)	Total
Three months ended 30 June, 2001
Non-interest revenue	¥60,953	¥62,483	¥12,779	¥22,647	¥158,862
Net interest revenue	1,076	7,816	516	6,667	16,075

Net Revenue	62,029	70,299	13,295	29,314	174,937
Non-interest expenses	51,678	48,046	8,383	13,698	121,806

Income (loss) before income taxes	¥10,351	¥22,253	¥4,912	¥15,615	¥53,131

Three months ended 30 June, 2002
Non-interest revenue	¥66,436	¥73,321	¥9,850	¥(20,288)	¥129,319
Net interest revenue	599	16,540	(55)	(323)	16,761

Net Revenue	67,035	89,861	9,795	(20,611)	146,080
Non-interest expenses	53,136	53,387	8,682	9,090	124,295

Income (loss) before income taxes	¥13,899	¥36,474	¥1,113	¥(29,701)	¥21,785

	Change (%)
Comparison of quarter
1Q01 vs. 1Q02	34.3	63.9	(77.3)	—	(59.0)

	Translation into thousands of U.S. dollars
Three months ended 30 June, 2002
Non-interest revenue	$554,326	$611,773	$82,186	$(169,278)	$1,079,007
Net interest revenue	4,998	138,006	(459)	(2,695)	139,850

Net Revenue	559,324	749,779	81,727	(171,973)	1,218,857
Non-interest expenses	443,354	445,449	72,440	75,845	1,037,088

Income (loss) before income taxes	$115,970	$304,330	$9,287	$(247,818)	$181,769

	Millions of yen
For the year ended 31 March 2002
Non-interest revenue	¥226,156	¥385,430	¥46,840	¥11,171	¥669,597
Net interest revenue	2,949	54,505	367	14,422	72,243

Net Revenue	229,105	439,935	47,207	25,593	741,840
Non-interest expenses	208,621	248,657	37,031	168,990	663,299

Income (loss) before income taxes	¥20,484	¥191,278	¥10,176	¥(143,397)	¥78,541

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION (Continued)
(UNAUDITED)

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.
The following table presents the major components of income/ (loss) before income taxes in “Other”.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Gain/(loss) on not designated hedging instruments	¥19,624	¥(16,914)	$(141,126)	¥31,435
Gain/(loss) on investment securities	1,676	(744)	(6,208)	218
Equity in losses of affiliates	(4,061)	(37)	(309)	(9,551)
Gain/(loss) on sales of tangible assets	4	(1)	(8)	102
Other losses arising from long-lived assets and cancellation of occupancy agreements	(1)	(1,086)	(9,061)	(5,321)
Corporate items	(6,304)	1,868	15,586	(41,730)
Amortization of goodwill and negative goodwill	3,244	—	—	13,316
Impairment loss on investment in an affiliated company	—	—	—	(92,441)
Multi-employer pension plan	—	—	—	(18,720)
Profit from changes in equity of an affiliated company	—	—	—	3,504
Others	1,433	(12,787)	(106,692)	(24,209)

Total	¥15,615	¥(29,701)	$(247,818)	¥(143,397)

The table below presents reconciliation of the combined segment information included in the table on previous page to reported net revenue and income before income taxes in the consolidated income statement information.

	Millions of yen		Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended			For the year ended
	June 30, 2001	June 30, 2002	June 30, 2002	March 31, 2002
Net Revenue	¥174,937	¥146,080	$1,218,857	¥741,840
Unrealized loss on investments in equity securities held for relationship purpose	(4,199)	(3,414)	(28,486)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities	119,425	—	—	639,688

Consolidated net revenue	¥290,163	¥142,666	$1,190,371	¥1,321,351

Income before income taxes	¥53,131	¥21,785	$181,769	¥78,541
Unrealized (loss) on investments in equity securities held for relationship purpose	(4,199)	(3,414)	(28,486)	(60,177)
Effect of consolidation/deconsolidation of the PFG entities	3,939	—	—	154,608

Consolidated income before income taxes	¥52,871	¥18,371	$153,283	¥172,972

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

Breakdown of “Commission received” and “Net gain on trading”

Commission received

	Millions of yen		% change	Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2001	June 30, 2002	1Q01 vs. 1Q02	June 30, 2002	March 31, 2002
Commissions	¥39,597	¥46,091	16.4	$384,572	¥140,001

Brokerage Commissions	29,434	28,548	(3.0)	238,198	97,505
Commissions for Distribution of Investment Trust	7,804	11,841	51.7	98,798	26,728

Fees from Investment Banking	14,122	15,632	10.7	130,430	75,255

Underwriting and Distribution	9,473	12,800	35.1	106,800	61,010
M&A / Financial Advisory Fees	4,372	2,595	(40.6)	21,652	13,383

Asset Management and Portfolio Service Fees	29,639	24,190	(18.4)	201,836	109,985

Asset Management Fee	27,143	21,827	(19.6)	182,119	100,142

Total	¥83,358	¥85,913	3.1	$716,838	¥325,241

Net gain on trading

	Millions of yen		% change	Translation into thousands of U.S. dollars	Millions of yen
	For the three months ended				For the year ended
	June 30, 2001	June 30, 2002	1Q01 vs. 1Q02	June 30, 2002	March 31, 2002
Merchant Banking	¥9,045	¥(738)	—	$(6,158)	¥(6,828)
Equity Trading	27,841	18,510	(33.5)	154,443	113,036
Fixed Income and Other Trading	35,894	19,192	(46.5)	160,134	56,020

Total	¥72,780	¥36,964	(49.2)	$308,419	¥162,228

Unconsolidated Financial Information of Major Consolidated Entities
(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

—	Nomura Holdings, Inc. Financial Information (Parent Company Only)

—	Nomura Securities Co., Ltd. Financial Information

—	Nomura Asset Management Co., Ltd. Financial Information

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)
INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the three months ended June 30, 2002	For the year ended March 31, 2002
Operating revenue	24,939	269,122
Operating expenses	21,901	209,786

Operating income	3,037	59,336

Non-operating income	1,987	12,643
Non-operating expenses	59	3,793

Ordinary income	4,965	68,186

Special profits	147	35,282
Special losses	59	162,750

Income (loss) before income taxes	5,053	(59,282)

Income taxes—current	0	390
Income taxes—deferred	4,243	(22,459)

Net income (loss)	808	(37,212)

Unappropriated retained earnings brought forward	6,855	23,931

Unappropriated retained earnings (accumulated deficit)	7,664	(13,280)

Note: On October 1, 2001, the corporate separation date, Nomura Holdings, Inc. (the Company) implemented corporate separation and the operation of the securities and other related businesses was succeeded by Nomura Securities Co., Ltd., the Company’s wholly-owned subsidiary and the Company became a holding company. The results for the year ended March 2002 include the revenue related to the securities businesses when the Company was engaged in securities business activities (from April 1, 2001 to September 30, 2001).

NOMURA HOLDINGS, INC. (PARENT COMPANY ONLY)
BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	June 30, 2002	March 31, 2002
Assets:
Current Assets	467,538	475,668
Fixed Assets	1,556,168	1,548,240

Total Assets	2,023,707	2,023,909

Liabilities:
Current Liabilities	250,375	277,158
Long-term Liabilities	362,689	305,116

Total Liabilities	613,064	582,274

Total Shareholders’ Equity	1,410,643	1,441,634

Total Liabilities and Shareholders’ Equity	2,023,707	2,023,909

NOMURA SECURITIES CO., LTD.

INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the three months ended June 30, 2002	For the year ended March 31, 2002
Operating revenue	123,248	223,529

Commissions	59,102	106,962
Net gain on trading	50,916	100,002
Net gain on other inventories	1	11
Interest and dividend income	13,227	16,552

Interest expenses	7,767	8,377

Net operating revenue	115,480	215,151

Selling, general and administrative expenses	78,036	154,747

Operating income	37,444	60,404

Non-operating income	352	1,354
Non-operating expenses	351	786

Ordinary income	37,444	60,972

Special profits	—	1,680
Special losses	143	—

Income before income taxes	37,300	62,653

Income taxes—current	10,498	29,974
Income taxes—deferred	3,723	(5,671)

Net income	23,079	38,351

Unappropriated retained earnings brought forward	20,351	—

Unappropriated retained earnings	43,430	38,351

NOMURA SECURITIES CO., LTD.

BALANCE SHEET INFORMATION
(UNAUDITED)
	Millions of yen
	June 30, 2002	March 31, 2002
ASSETS
Current Assets:	8,988,903	7,947,203

Trading Assets	4,784,488	4,196,718
Loans with securities as collateral	3,246,187	2,825,204
Other	958,227	925,279

Fixed Assets	64,575	63,073

Total Assets	9,053,479	8,010,276

LIABILITIES
Current Liabilities:	7,851,222	6,839,245

Trading liabilities	2,670,026	1,691,817
Borrowings with securities as collateral	3,329,965	2,741,798
Other	1,851,230	2,405,629

Long-term Liabilities	600,740	597,260

Statutory Reserves	607	463

Total Liabilities	8,452,570	7,436,969

Total Shareholder’s Equity	600,909	573,307

Total Liabilities and Shareholder’s Equity	9,053,479	8,010,276

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

The results for the three months ended June 30, 2001 (from April 1, 2001 to June 30, 2001) in the following supplementary information are the results of Nomura Holdings, Inc. (formerly The Nomura Securities Co., Ltd.). Please note that the results for the year ended March 31, 2002 (from May 7, 2001 to March 31, 2002) show in effect half year results of the period as Nomura Securities Co., Ltd. started securities business on October 1, 2001.

1.    Commission Revenue

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2001	June 30, 2002	March 31, 2002
(1) Breakdown by Category

Brokerage commissions	25,317	24,511	38,921

(Stocks)	(24,438)	(22,742)	(36,551)
(Bonds)	(517)	(554)	(1,044)
Underwriting commissions	4,556	3,752	16,587

(Stocks)	(2,284)	(2,632)	(13,405)
(Bonds)	(2,272)	(1,119)	(3,182)
Distribution commissions	7,834	11,791	14,221

(Investment trust certificates)	(7,743)	(11,768)	(14,138)
Other commissions	19,015	19,048	37,231

(Investment trust certificates)	(14,745)	(11,052)	(25,358)

Total	56,724	59,102	106,962

(2) Breakdown by Product

Stocks	27,301	26,135	51,746
Bonds	3,679	3,072	6,872
Investment trust certificates	22,849	24,034	40,822
Others	2,893	5,859	7,521

Total	56,724	59,102	106,962

2.    Net Gain/Loss on Trading

	Millions of yen
	For the three months ended		For the year ended
	June 30, 2001	June 30, 2002	March 31, 2002
Stocks	21,628	10,212	46,671
Bonds and forex	17,251	40,703	53,330

Total	38,880	50,916	100,002

3.    Stock Trading (excluding futures transactions)

	Millions of shares or yen except per share data and percentages
	For the three months ended				For the year ended
	June 30, 2001		June 30, 2002		March 31, 2002
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	11,627	12,492,467	11,992	14,214,774	23,044	24,211,514
(Brokerage)	8,119	7,799,648	6,779	7,589,083	13,564	13,099,127
(Proprietary Trading)	3,507	4,692,819	5,212	6,625,690	9,480	11,112,387
Brokerage / Total	69.8%	62.4%	56.5%	53.4%	58.9%	54.1%
TSE Share	8.0%	7.9%	8.1%	9.9%	8.2%	8.4%
Brokerage Commission per share (yen)	2.98		3.30		2.64

4.    Underwriting, Subscripition, and Distribution

	Millions of shares or yen
	For the three months ended		For the year ended
	June 30, 2001	June 30, 2002	March 31, 2002
Underwriting
Stock (number of shares)	10	12	38
(yen amount)	48,583	181,739	181,024
Bond (face value)	1,101,984	1,610,270	2,837,665
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	325,400	170,200	224,400
Subscripition and Distribution*
Stock (number of shares)	9	12	38
(yen amount)	45,705	157,187	187,697
Bond (face value)	410,724	507,237	810,655
Investment trust certificates (yen amount)	6,133,122	3,310,141	9,654,633
Commercial paper and others (face value)	325,400	170,200	224,400

*	Includes secondary offering and private placement

5.    Capital Adequacy Ratio

				Millions of yen except percentages
				June 30, 2001	June 30, 2002	March 31, 2002
Tier I		(A	)	1,452,816	600,909	573,308
Tier II	Net unrealized gain on investments*			54,824	—	—
	Statutory reserves			2,073	607	464
	Allowance for doubtful accounts			410	724	631
	Subordinated debt			249,400	190,000	187,100
	Total	(B	)	306,708	191,332	188,194

Illiquid Asset		(C	)	894,413	75,464	73,395

Net Capital	(A)+(B)-(C)=	(D	)	865,112	716,777	688,107

Risk	Market risk			115,145	108,193	113,743
	Counterparty risk			84,148	110,755	102,675
	Basic risk			77,119	81,999	80,660
	Total	(E	)	276,412	300,947	297,078

Capital Adequacy Ratio		(D	)/(E)	313.0%	238.1%	231.6%

*	Net unrealized gain on investments is included in Tier II and excluded from Tier I

NOMURA ASSET MANAGEMENT CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION
(UNAUDITED)

	Millions of yen
	For the three months ended June 30, 2002	For the year Ended March 31, 2002
Operating revenue	18,653	85,321
Operating expenses	12,025	57,215
General and administrative expenses	4,003	16,368

Operating income	2,625	11,738
Non-operating income	1,084	1,195
Non-operating expenses	134	106

Ordinary income	3,575	12,827
Special profits	—	1,430
Special losses	—	2,483

Income before income taxes	3,575	11,774
Income taxes—current	1,489	2,039
Income taxes—deferred	(140)	2,856

Net income	2,226	6,879
Unappropriated retained earnings brought forward	621	741

Unappropriated retained earnings	2,847	7,621

NOMURA ASSET MANAGEMENT CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION
(UNAUDITED)

	Millions of yen
	June 30, 2002	March 31, 2002
Assets
Current assets	67,361	90,881
Fixed assets	275,080	276,507

Total assets	342,441	367,389

Liabilities
Current liabilities	158,532	183,805
Long-term liabilities	10,730	11,644

Total liabilities	169,262	195,450

Total shareholder’s equity	173,179	171,938

Total liabilities and shareholder’s equity	342,441	367,389

NOMURA ASSET MANAGEMENT CO., LTD.

SUPPLEMENTARY INFORMATION
(UNAUDITED)

1.    Net Assets of Investment Trusts

	Billions of yen
	June 30, 2002	March 31, 2002
Stock Investment Trusts-Public
Unit Type	195	219
Open Type	3,415	2,979

	3,611	3,198
Bond Investment Trusts-Public
Bond Investment Trusts	5,582	6,299
Money Management Fund	1,619	1,785
Others	1,997	2,302

	9,198	10,387
Private Investment Trusts
Stock Investment Trusts	181	170
Bond Investment Trusts	10	10

	192	180

Total	13,001	13,767

2.    Assets under Investment Management and Advisory Contracts

	Billions of yen
	June 30, 2002	March 31, 2002
Domestic-General	403	391
Domestic-Pension	2,908	3,180
Overseas	817	874

Total	4,129	4,446

July 26, 2002

Replacement of Independent Auditor with respect to U.S. GAAP Financial Statements

On July 26, 2002, the Board of Directors of Nomura Holdings, Inc. (“Nomura”) approved the engagement of Shin Nihon & Co. (member firm in Japan of Ernst & Young) (“E&Y”) as Nomura’s new independent auditor with respect to its U.S. GAAP financial statements, replacing ChuoAoyama Audit Corporation (member firm in Japan of PricewaterhouseCoopers) (“PwC”). The replacement has also been approved by Nomura’s Board of Statutory Auditors. The engagement of E&Y as Nomura’s U.S. GAAP independent auditor is effective for the fiscal year ending March 31, 2003.

Through the fiscal year ended March 31, 2002, Nomura was required to publicly disclose in Japan consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP. Nomura used Shin Nihon & Co. as its independent auditor with respect to its Japanese GAAP non-consolidated financial statements, and Shin Nihon & Co. and ChuoAoyama Audit Corporation as independent auditors with respect to its Japanese GAAP consolidated financial statements. Since December 2001, Nomura has been a NYSE-listed company and has filed periodic reports with the U.S. Securities and Exchange Commission in accordance with U.S. securities laws. As such, Nomura is permitted under Japan’s recently revised regulations on consolidated financial statements (applicable from the fiscal year ending March 31, 2003) to prepare and publicly disclose only U.S. GAAP (as opposed to both Japanese GAAP and U.S. GAAP) consolidated financial statements in addition to Japanese GAAP non-consolidated financial statements. As announced on June 26, 2002, Nomura has elected to do so with respect to the fiscal year ending March 31, 2003 and thereafter.

In light of its decision to discontinue preparing Japanese GAAP consolidated financial statements, Nomura’s Board of Directors reviewed and assessed the manner and process under which its Japanese and U.S. GAAP financial statements were audited with the goal of continuing to provide high quality financial information to investors in an efficient and timely manner. As a result of this review, Nomura’s Board of Directors has determined that it would be appropriate, going forward, to engage a single independent auditor, E&Y, for purposes of auditing Nomura’s Japanese GAAP and U.S. GAAP financial statements as well as the financial statements of its principle subsidiaries in and outside of Japan.

The reports issued by PwC on Nomura’s U.S. GAAP financial statements for the fiscal years ended March 31, 2002 and 2001 did not contain adverse opinions or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of Nomura’s U.S. GAAP financial statements for the fiscal years ended March 31, 2002 and 2001, (i) there were no disagreements with PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreements in connection with its reports, and (ii) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

During the two most recent fiscal years, Nomura has not consulted with E&Y regarding the matters described in Item 304(a)(2)(i) or (ii) of Regulation S-K as they relate to its U.S. GAAP financial statements.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

July 26, 2002

Nomura Holdings, Inc. Announces Issuance of Stock Options
via Stock Acquisition Rights (Shinkabu-Yoyaku-Ken)

Nomura Holdings, Inc. (NHI) hereby serves notice that at a meeting held today, the Board of Directors approved the issuance of stock acquisition rights in accordance with Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution passed at the 98th Annual General Meeting of Shareholders held on June 26, 2002. See details as attached.

The purpose of issuing stock acquisition rights is to enhance the incentives for the higher performance of directors, auditors and employees of NHI and its affiliates and to acquire talented personnel.

For further information:
Toshiyasu Iiyama, Ryugo Matsuo, Tsukasa Noda
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, merger and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

Details of Stock Acquisition Rights

1.  Issue Date of Stock Acquisition Rights

August 5, 2002

2.  Total Number of Stock Acquisition Rights to be Issued

2,229 stock acquisition rights
(The number of shares per stock acquisition right shall be 1,000 shares)

3.  Issue Price of Stock Acquisition Rights

To be issued without receipt of consideration

4.  Type / Number of Shares under Stock Acquisition Rights

2,229,000 shares of NHI common stock
In the event that the shares are split or consolidated, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. After the adjustment, any fraction less than one (1) share shall be disregarded.

Adjusted Number of Shares	=	Number of Shares before Adjustment	×	Ratio of Split or Consolidation

5.  Amount to be Paid upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be the amount which is equal to the product of the higher price of either the average of the daily closing prices of common stock of NHI in regular transactions on the Tokyo Stock Exchange in July, 2002 (excluding those dates on which no trade was made) or the closing price on the issue date (if there is no closing price on the issue date, the most recent closing price prior to the issue date shall apply), and 1.05. Any fraction less than one (1) yen shall be rounded up to the nearest yen.

In case of a split or consolidation of shares after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

1
Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Ratio of Split or Consolidation

In case of issuance of new shares or the disposition of treasury shares at a price below the market price (excluding the exercise of the stock acquisition rights, conversion of the outstanding convertible bonds and the exercise of the outstanding stock subscription rights (Shinkabu-Hikiuke-Ken)), the Exercise Price shall be adjusted in accordance with the following formula, and any fraction less than one (1) yen shall be rounded up to the nearest yen.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares	+	Number of Newly Issued Shares	×	Paid-in Amount per Share

Market Price

Number of (Outstanding + Newly Issued) Shares

In addition to the above, in the event of a merger, company split or capital reduction of NHI and in any other similar cases, the Exercise Price shall be appropriately adjusted to a reasonable extent.

6.  Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

To be determined on August 5, 2002.

7.  Amount Credited in Stated Capital of Issue Price

The amount credited in the stated capital of the issue price is equal to the amount of the Exercise Price (or the adjusted amount per share when adjusted) multiplied by 0.5, and any fraction less than one (1) yen as a result of this calculation shall be rounded up to the nearest yen.

8.  Exercise Period of Stock Acquisition Rights

From July 1, 2004 to June 30, 2009

9.  Conditions for the Exercise of Stock Acquisition Rights

1.  Stock acquisition rights may not be exercised partly.

2.  The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:

i)  The Optionee maintains the position of director, statutory auditor or employee of the Company or a company, a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company (hereinafter collectively referred to as the “Company’s Subsidiary”), during the time between the granting and exercise of the stock acquisition rights. The Optionee is deemed to maintain the position of director, statutory auditor or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses this position on account of either of the following situations:

a)  When the Optionee is a director or statutory auditor of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)  When the Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising out of duty, discharge for a compelling business reason, or other similar reasons.

ii)  The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:

a)  The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)  There is any other reason similar to a).

3.  Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

10.  Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel the stock acquisition rights without any compensation when the Company has acquired the unexercised stock acquisition rights.

11.  Restriction on Transfer of Stock Acquisition Rights

The transfer of stock acquisition rights requires the approval of the Board of Directors.

12.  Certificates of Stock Acquisition Rights

Certificates of stock acquisition rights shall be issued only upon the request of Optionees.

13.  Number of Stock Acquisition Rights Holders

A total of 455 directors, statutory auditors and employees of NHI and its subsidiaries.